UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

First American Capital Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

31848M 40 9

(CUSIP Number)

Copy to:
James H. Ingraham Brooke Corporation 10950 Grandview Drive, Suite 600 Overland Park, Kansas 66210 (913) 661-0123	Gregory G. Johnson, Esq. Bryan Cave LLP 1200 Main Street, Suite 3500 Kansas City, Missouri 64105 (816) 374-3227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

CUSIP No. 31848M 40 9	SCHEDULE 13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Brooke Corporation IRS#48-1009756
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

Brooke Corp. 1,795,467
8. SHARED VOTING POWER

0 Shares
9. SOLE DISPOSITIVE POWER

Brooke Corp. 1,795,467
10. SHARED DISPOSITIVE POWER

0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Brooke Corp. 1,795,467
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.18%
14.	TYPE OF REPORTING PERSON

CO

CUSIP No. 31848M 40 9	SCHEDULE 13D	Page 3 of 8 Pages

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No.1 amends the Schedule 13D dated December 19, 2006. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D. All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D, unless otherwise noted.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule relates is the common stock, $0.01 par value per share (the “Common Stock”) of First American Capital Corporation, a Kansas corporation ( “First American Capital”). The par value per share of the Common Stock was reduced from $0.10 per share to $0.01 per share on January 31, 2007. First American Capital’s CUSIP Number changed from 31848M 10 2 to 31848M 40 9 as a result of the reverse stock split effected by First American Capital on April 13, 2007.

Item 2.	Identity and Background

Upon the termination of the irrevocable proxy on January 31, 2007, Brooke Corporation is no longer a member of the group listed in Item 2 to the Schedule 13D filed on December 19, 2006. In accordance with Subsection (C) of the General Instructions to Schedule 13D, each officer, director, and member of the controlling shareholder group of Brooke Corporation is listed on the attached Schedule A.

Item 5.	Interest in Securities of the Issuer

I.	Brooke Corp.

(a)	Brooke Corp. beneficially owns fifty-eight and eighteen one hundredths percent (58.18%) of the common stock in First American Capital. Brooke Corp. acquired 3,742,943 shares of common stock pursuant to the Stock Purchase and Sale Agreement and acquired 1,643,460 shares of common stock on January 31, 2007 pursuant to the Warrant Agreement. The limited right of Brooke Corp. to vote 301,200 shares pursuant to the Director Proxy was terminated on January 31, 2007. After the completion of a 1-for-3 reverse stock split on April 13, 2007, the aggregate number of shares of common stock beneficially owned by Brooke Corp. was reduced to 1,795,467 shares.

(b)	Brooke Corp. beneficially owns 1,795,467 shares of common stock in First American Capital. Brooke Corp. acquired 3,742,943 pursuant to the Stock Purchase and Sale Agreement and acquired 1,643,460 shares of First American Capital common stock on January 31, 2007 pursuant to the Warrant Agreement. The limited right of Brooke Corp. to vote 301,200 shares pursuant to the Director Proxy was terminated on January 31, 2007. After the completion of a 1-for-3 reverse stock split on April 13, 2007, the aggregate number of shares of common stock beneficially owned was reduced to 1,795,467 shares.

(c)	Brooke Corp. has not conducted any transactions that have effected the class of securities reported on within the past sixty days other than those identified herein relating to the closing of the acquisition as provided for in the Stock Purchase and Sale Agreement and the exercise of the Warrant Agreement, each as attached to the Schedule 13D dated December 19, 2006.

CUSIP No. 31848M 40 9	SCHEDULE 13D	Page 4 of 8 Pages

Because Brooke Corp. is no longer part of a group, the information disclosed pursuant to Item 5, Sections II through IX and footnote 1 of Item 5 is hereby deleted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Contemporaneously with the signing of the Stock Purchase and Sale Agreement, the members of the Board of Directors for First American Capital delivered an irrevocable proxy to Brooke Corp. for the limited purpose of voting all Director shares in favor of the Approvals as defined in the Stock Purchase and Sale Agreement. The Approvals were passed on January 31, 2007 and the irrevocable proxy terminated.

Pursuant to Section 1.3(b) of the Stock Purchase and Sale Agreement, neither Brooke Corp. nor the Directors of First American Capital had the right to dispose of their shares of common stock prior to the shareholder Approvals. The Approvals were passed on January 31, 2007 and the restrictions in Section 1.3(b) of the Stock Purchase and Sale Agreement, therefore, lapsed.

CUSIP No. 31848M 40 9	SCHEDULE 13D	Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 10, 2007.

/s/ James H. Ingraham
James H. Ingraham
Brooke Corporation

CUSIP No. 31848M 40 9	SCHEDULE 13D	Page 6 of 8 Pages

SCHEDULE A

The following is a list of each Executive Officer, Director and Member of the Controlling Shareholder Group of Brooke Corporation. During the last five years, none of the Executive Officers or Directors has been convicted in a criminal proceeding (excluding traffic violations or semi-misdemeanors). In addition, none of the Executive Officers or Directors has had a decree or final order entered against them with respect to federal or state securities laws.

Name & Address**	Business Information	Citizenship or Place of Organization
Robert D. Orr*	Director, Chairman of the Board and Chief Executive Officer	U.S.A.

Leland G. Orr*	Director, Vice Chairman of the Board, Chief Financial Officer and Assistant Secretary	U.S.A.

Anita F. Larson*	Director, President and Chief Operating Officer	U.S.A.

John L. Allen 100 Main Street Cincinnati, OH 45202	Director	U.S.A.

Joe L. Barnes 108 East Third Street Smith Center, KS 66967	Director	U.S.A.

Derrol D. Hubbard 73-405 El Paseo, #32-D Palm Desert, CA 92260	Director	U.S.A.

Mitchell G. Holthus 4517 N.141st Street Basehor, KS 66007	Director	U.S.A.

Shawn T. Lowry*	Director, Vice President and Treasurer, Brooke Corporation; President and Chief Executive Officer, Brooke Franchise Corporation	U.S.A.

CUSIP No. 31848M 40 9	SCHEDULE 13D	Page 7 of 8 Pages

Michael S. Lowry*	President and Chief Executive Officer, Brooke Credit Corporation	U.S.A.

Kyle L. Garst*	Senior Vice President, Brooke Franchise Corporation	U.S.A.

James H. Ingraham	General Counsel and Secretary	U.S.A.

Brooke Holdings, Inc.* 210 West State Street Phillipsburg, KS 67661	Shareholder	Kansas corporation

*	Brooke Holdings, Inc. and the executive officers of Brooke Corporation and/or its subsidiaries, denoted above with an asterisk, orally agreed to vote their shares of Brooke Corporation common stock together and, as a group, beneficially owned 52.2% of the outstanding shares of Brooke Corporation common stock as of March 31, 2007. Brooke Corporation directly owns the shares here reported. As of March 31, 2007, the beneficial ownership percentages in Brooke stock of the members of the control group are as follows: Brooke Holdings, Inc. 46.1%; Robert D. Orr 46.4% (includes 100% of shares owned by Brooke Holdings, Inc.); Leland G. Orr 10.1% (includes 20.8% of shares owned by Brooke Holdings, Inc.); Anita F. Larson 1.4%; Shawn T. Lowry 1.3%; Michael S. Lowry 1.2%; and Kyle L. Garst 1.4%.
**	If no address is indicated above, the address is 10950 Grandview Drive, Suite 600, Overland Park, KS 66210.

The present principal occupation of each non-employee Director is listed as follows:

John L. Allen has been a director since January 2001. Mr. Allen has been the Chief Operating Officer of the Cincinnati Reds since 1999.

Joe L. Barnes has been a director since April 2003. Dr. Barnes is a practicing family physician within the Smith County Family Practice in Smith Center, Kansas.

Mitchell G. Holthus has been a director since April 2006. Mr. Holthus has been the “Voice of the Kansas City Chiefs” NFL football team since 1994. He has also been a play-by-play sportscaster of Missouri Valley Conference collegiate basketball games from 1996 through the 2006-2007 season. He served as the President of the National Sportscasters and Sportswriters Association from 2004 until 2006 and currently owns his own business featuring talent, marketing and motivational programs and services.

CUSIP No. 31848M 40 9	SCHEDULE 13D	Page 8 of 8 Pages

Derrol D. Hubbard has been a director since January 2001. Mr. Hubbard currently serves in various management capacities with several real estate, gaming and venture capital companies. Since 1998, his primary responsibilities have been as Real Estate Development Manager for R.D. Hubbard Enterprises, Inc. Mr. Hubbard is also President of DDH Enterprises, LLC, Double D Real Estate, Inc., H & H Development, LLC, Pinnacle Development, LLC, Pinnacle Development II, all of which are real estate businesses and several of which are involved in residential development around the Bighorn Golf Course in Palm Desert, California. Mr. Hubbard is also Vice President of HBH Investments, LLC, which makes venture capital investments, and is managing member of New Mexico Gaming, LLC, which operates and distributes gaming machines in New Mexico.